

SECU 07005858 ISSION

AB 3/27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berry-Shino Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15100 N. 78th Way, Suite 100
(No. and Street)

Scottsdale (City) Arizona (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Matthew Shino (480) 315-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian R. Lee, CPA, PC
(Name – *if individual, state last, first, middle name*)

PO Box 27952 (Address) Tempe (City) Arizona (State) 85285-7952 (Zip Code)



CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Matthew Shino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berry-Shino Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PAUL W. OSMAN
Notary Public - Arizona
Maricopa County

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berry-Shino Securities, Inc.

Financial Statements

And Independent Auditors' Report

Year Ended December 31, 2006

Contents



Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation

www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX

2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735 P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of ***Berry-Shino Securities, Inc.*** (an Arizona C-Corporation and the "Company") as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Berry-Shino Securities, Inc.*** as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, supplemental schedule of statement regarding Rule 15c3-3 of the Securities and Exchange Commission, and independent auditors' report on internal control required by SEC Rule 17a-5 contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Tempe, Arizona
February 28, 2007

Member: American Institute of Certified Public Accountants and Arizona Society of Certified Public Accountants

Financial Statements

Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 181,540
Receivables	
Brokers, dealers and clearing organizations	4,984
Draws on broker commissions and advances	
- Related parties - draws/advances	0
- Other (excluding related parties) - draws/advances	4,738
Other	15
Total receivables	9,737
Less allowance for doubtful accounts	0
Net receivables	9,737
Prepaid expenses	23,575
Securities owned	
Marketable, at market value	261,804
Not readily marketable, at estimated fair value	1,045,166
Total securities owned	1,306,970
Secured demand notes - related parties	0
Property and equipment, less accumulated depreciation of $155,399	123,223
Other assets	2,500
Total Assets	**$1,647,545**

The accompanying notes are an integral part of these financial statements.

Statement of Financial Condition (CONTINUED)
December 31, 2006

Liabilities and Stockholders' Equity	
Liabilities	
Payables: Brokers, dealers and clearing organizations	
- Related parties - broker commissions and other	$ 25,763
- Other (excluding related parties)	10,188
Total payables: brokers, dealers and clearing organizations	35,951
Accounts payable and accrued liabilities	
- Related parties - accrued interest payable	-
- Other (excluding related parties)	5,836
Total accounts payable and accrued liabilities	5,836
Obligations under capital lease	-
Total Liabilities	41,787
Commitments and contingencies	-
Subordinated borrowings - related parties	-
Stockholders' equity	
Common stock - no par value, 10,000 shares authorized; 10,000 shares issued and 6,015 shares outstanding	3,497,526
Treasury stock - at cost, 3,985 shares	(398,500)
Accumulated deficit	(1,493,268)
Total Stockholders' equity	1,605,758
Total Liabilities and Stockholders' Equity	**$ 1,647,545**

The accompanying notes are an integral part of these financial statements.

Statement of Income
For the year ended December 31, 2006

Revenues	
Commissions - trading	$ 212,363
Commissions and fees - investment banking	2,084,637
Commissions - other	1,326
Finders fee income	450,000
Net dealer inventory and investment gains/(losses)	322,154
Other Income	17,910
Total Revenues	3,088,390
Operating Expenses	
Employee compensation and benefits	336,646
Commissions and floor brokerage fees	1,260,675
Communications	41,745
Directors fees	250,000
Occupancy	76,665
Advertising	-
Other operating expenses	363,705
Total Operating Expenses	2,329,436
Income from Operations	758,954
Other Revenue (Expenses)	
Interest and dividends income	15,541
Interest expense	(545)
Total Other Revenue (Expenses)	14,996
Income before Income Taxes	773,950
Provision for Income Taxes (Benefit)	
Current	4,180
Deferred	-
Total Provision for Income Taxes (Benefit)	4,180
Net Income	$ 769,770

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2006

Stockholders' Equity	Common Stock	Treasury Stock	Accumulated Deficit
Balances At December 31, 2005	$ 3,187,214	$ (82,688)	$ (2,263,038)
Sale of 3,710 common stock shares	310,312		
Sale of 253 treasury stock shares		82,688	
Purchase of 3,985 treasury stock shares		(398,500)	
Net income			769,770
Balances At December 31, 2006	**$ 3,497,526**	**$ (398,500)**	**$ (1,493,268)**

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2006

Subordinated Borrowings	Amount
Subordinated Borrowings At December 31, 2005	$ 100,000
Decreases:	
Payment of subordinated note	(100,000)
Subordinated Borrowings At December 31, 2006	**$ -**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the year ended December 31, 2006

Cash Flows From Operating Activities	
Net Income	$ 769,770
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	36,416
(Gain) loss on sale of securities owned	-
Unrealized (gain)/loss on securities owned	(323,047)
(Increase) Decrease in	
Receivables - related parties	80,000
Receivables - other (excluding related parties)	102,988
Prepaid expenses	(466)
Securities owned	(556,917)
Other assets	3,918
Increase (Decrease) in	
Payables: Brokers, dealers and clearing organizations	
- Related parties - broker commissions and other	(35,252)
- Other (excluding related parties)	2,107
Accounts payable and accrued liabilities - related parties	(12,575)
Accounts payable and accrued liabilities - other (excluding related parties)	(26,116)
Total Adjustments	(728,944)
Net Cash Provided by Operating Activities	*40,826*
Cash Flows From Investing Activities	
Purchase of Property and Equipment	(139,902)
Net Cash (Used in) Investing Activities	*(139,902)*
Cash Flows From Financing Activities	
Proceeds from issuance of common stock	310,312
Payments on obligations under capital lease	(3,698)
Purchases of treasury stock	(398,500)
Proceeds from treasury stock	82,688
Net Cash (Used in) Financing Activities	*(9,198)*
Net Increase (Decrease) in Cash and Cash Equivalents	(108,274)
Cash and Cash Equivalents, Beginning of Year	289,814
Cash and Cash Equivalents, End of Year	**$ 181,540**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows (CONTINUED)
For the year ended December 31, 2006

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year for Interest	$ 14,390
Cash Paid During the Year for Taxes	$ 4,180

Non Cash Investing and Financing Activities

Decrease to Subordinated Borrowings with Decrease to Secured Demand Note	$ 100,000

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2006

Note A –
Summary of Significant Accounting Policies and Nature of Operations

A summary of Berry-Shino Securities, Inc. (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Organization and Nature of Operations

Berry-Shino Securities, Inc. (an Arizona C-Corporation) was incorporated in the State of Arizona on July 16, 1993. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 of the Securities and Exchange Commission (SEC) and is registered with the National Association of Securities Dealers, Inc. (NASD). The Company currently processes its trades through one clearing broker dealer but used two clearing broker dealers for the majority of 2006. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. The Company has adopted a fiscal year end of December 31.

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

Secured Margin Overdraft

Margin accounts maintain by the Company at a clearing broker-dealer may become overdrawn. These accounts are secured by collateral held by the clearing broker-dealer and/or demand notes related to the subordinated borrowings.

Notes to Financial Statements
December 31, 2006

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Receivables

The Company had receivables due from brokers, dealers and clearing organizations and relating to draws on broker commissions and advances. $4,738 of the $9,737 total receivables was over 90 days past due at December 31, 2006. The Company has no allowance for doubtful receivables as of December 31, 2006 as it considers these receivables fully collectible as of that date. These receivables are generally non-interest bearing financial instruments for the Company.

Securities Owned

Securities owned are classified as trading securities and recording at published market value or at estimated fair market value, as determined by management, with unrealized gains and losses accounted for in the current income/(loss). In computing the realized gains and losses on sale of securities, the Company uses the first-in first-out method to identify the basis of the securities sold. For the purpose of the statement of cash flows, trading securities are classified as operating activities.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life of the assets, which range from 3 to 10 years for financial reporting purposes and from 3 to 39 years for income tax purposes. The Company uses straight-line and double-declining balance methods for financial reporting purposes and accelerated methods for tax purposes.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2006.

Discretionary Liabilities

The Company records discretionary compensation, even though certain discretionary liabilities, such as a noncontractual bonus accrual, may be added back to the Company's net worth for determining net capital. Discretionary liabilities are estimated and recorded based on appropriateness of the accrual for the statement of financial position date but are subject to changes in estimate with new information from management as to probability of payment of these amounts.

Notes to Financial Statements
December 31, 2006

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Revenues

The Company's main sources of revenue are from: (1) trading commissions, (2) investment banking commissions and fees, and (3) finders fee income. The Company, as a broker-dealer, records trading commissions gross and recognizes related revenues on a trade date basis. The Company processes trades on the stock market for clients. These trades are handled through third-party executing brokers and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, insurance companies and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds and insurance companies issue commission checks to the Company periodically for initial placements. Trailer commissions are generally paid quarterly. The Company receives revenues from investment banking commissions and fees. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Investment banking commissions and fees are recorded on an accrual basis. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the issuer. In accordance with selling agreements and management discretion, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods. The Company also receives revenues from finders fee income. Essentially, finders fee income is earned when the terms of the finders fee agreement are met and the fee is paid.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $0 for the year ended December 31, 2006.

Income Taxes

The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards, No. 109, "*Accounting for Income Taxes*". Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date.

Notes to Financial Statements
December 31, 2006

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Income Taxes - CONTINUED

At December 31, 2005, the Company had a federal net operating loss carryforward available to reduce future taxable income of $1,083,718. This federal net operating loss carryfoward expires beginning in 2020. At December 31, 2005, the Company had Arizona net operating loss carryforward available to reduce future taxable income of $890,681. This Arizona net operating loss carryforward expires beginning in 2006. In addition, the Company has New York State and New York City net operating loss carryforwards that will likely expire over the next several years with no benefit to the Company since they no longer have active operations out of a location in New York as they did in previous years. The Company's 2006 income tax returns have not yet been prepared as of the independent auditors' report date. The recoverability of these loss carryforwards is contingent upon the Company's ability to generate future taxable income and accordingly will be recognized as the Company generates taxable income.

The Company did pay state and local taxes of $4,180 combined for 2005 tax returns. It included a $50 minimum tax for Arizona, $380 for New York State and $3,750 for New York City.

Note B -
Related Party Transactions

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2006:

Receivables – Draws on broker commissions and advances – Related parties – draws/advances	Amount
(none)	$0
Total	**$0**

Secured demand notes – related parties	Amount
(none)	$0
Total	**$0**

Property and Equipment – cost or carrying amount (portion) - related parties	Amount
(leasehold improvements - Legacy Integrity Group, Inc.)	$136,500
Total	**$136,500**

Notes to Financial Statements
December 31, 2006

Note B — CONTINUED
Related Party Transactions

Payables: Brokers, dealers and clearing organizations – Related parties – broker commissions and other	Amount
(payable due broker - commissions – stockholder (R. Berry))	$ 730
(payable due broker – commissions - stockholder (R. M. Shino))	25,033
Total	**$25,763**

Accounts payable and accrued liabilities – Related parties – accrued interest payable	Amount
(none)	$0
Total	**$0**

Subordinated borrowings	Amount
(none)	$0
Total	**$0**

Operating Expenses – included as part of Commissions and floor brokerage fees	Amount
(referral fees (Legacy Bank))	$27,750

Operating Expenses – Directors fees	Amount
(directors fee (J. Fruhling))	$ 50,000
(directors fee (J. McDowell))	50,000
(directors fee (V. Malone))	50,000
(directors fee – employee (M. Shino))	50,000
(directors fee – employee (R. Berry))	50,000
Total	**$250,000**

Operating Expenses – included as part of Occupancy	Amount
(rent – office space (LPC Investments, LLC))	$20,132

Operating Expenses – included as part of Other expenses	Amount
(contract labor – independent contractor – Financial Operations Principal for Company (M. Daniel))	$15,500

Other revenue (expenses) – Interest expense	Amount
(interest expense – stockholder (R. Gold))	$1,271

Notes to Financial Statements
December 31, 2006

Note B — CONTINUED
Related Party Transactions

One stockholder that is an officer of the Company is paid a salary and broker commissions. One other stockholder is paid only commissions. In addition, these two stockholders were paid director fees in 2006.

Note C -
Securities Owned

Securities owned are classified as trading securities. Marketable securities are recorded at published market value. Securities not readily marketable include investment securities that cannot be offered or sold because of restriction or conditions applicable to the securities or that cannot be publicly offered or sold unless registration has been affected under the Securities Exchange Act of 1934. At December 31, 2006, securities not readily marketable consist of restricted stocks and warrants, which are stated at their estimated fair market value, as determined by management.

Note D -
Property and Equipment

Property and equipment consisted of the following at December 31, 2006:

Furniture and Fixtures	$ 89,191
Computers and Equipment	52,017
Computer Software	914
Leasehold Improvements	136,500
	278,622
Accumulated Depreciation	(155,399)
Total	**$ 123,223**

The Company had a capital lease for computers and equipment and these assets have a cost of $9,970 and an accumulated depreciation of $6,970 as of December 31, 2006. The obligation under capital lease was paid in full during 2006.

Notes to Financial Statements
December 31, 2006

Note E –
Long-Term Obligations

Long-term obligations (obligations under capital lease) consisted of the following at December 31, 2006:

Obligation under capital lease, secured by capital assets, monthly payments of $339 including interest at 17.804% per annum, due through November 2006 (paid in full during 2006)	$ 0
	0
Current Portion	(0)
Total	**$ 0**

Note F –
Subordinated Borrowings and Secured Demand Notes

The notes due to related parties, which are subordinated to claims of general creditors and secured by demand notes, are as follows at December 31, 2006:

Subordinated Note, 8%, Due February 2006 (R. Gold) (terminated and paid in full during 2006)	$0
Total	**$0**

The subordinated borrowings are due to certain of the Company's stockholders and are covered by agreements approved by the National Association of Securities Dealers, Inc., thus they are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Notes to Financial Statements
December 31, 2006

Note G – Commitments and Contingencies

Operating Leases

The Company conducts its Scottsdale, Arizona offices and leases equipment under operating leases that are currently to expire May 2009 and May 2007, respectively. The following is a schedule by years of future minimum rental payments required under the Company's leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006.

Year Ending December 31,	Amount
2007	$ 46,853
2008	48,372
2009	20,934
2010	0
2011 and thereafter	0
Total	**$116,159**

Total rent expense for the year ended December 31, 2006 was $72,004.

Capital Leases

The Company had a capital lease obligation for computers and equipment that was paid in full during 2006.

Litigation and/or Arbitrations

The Company may be a party to various legal actions arising from the normal course of business. In management's opinion, the Company has adequate legal defenses, and does not believe the outcome of such legal actions will materially affect the Company's operation and/or financial position. The Company had legal settlements during 2006 with settled arbitrations, etc. resulting in various legal settlements and legal fees recorded on the books of the Company during 2006.

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2006 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

Concentration of Risk - Geographic Concentration

The Company currently has customers in approximately 30 states within the United States (higher volumes of revenues relating to customers in Arizona, New York and California) and approximately 6 foreign countries (higher volumes of activity in United Kingdom, Jamaica and Germany) with no concentrations of revenues in any specific geographical location.

Notes to Financial Statements
December 31, 2006

Note G – CONTINUED
Commitments and Contingencies

Concentration of Risk – Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks and its clearing broker dealer, which exceeded the related federal deposit insurance and/or other insurance (SIPC - Securities Investor Protection Corporation) by $156,717 as of December 31, 2006.

Off-Balance-Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to one (had been two up until later part of 2006) other New York Stock Exchange member firm on a fully-disclosed basis. The agreements between the Company and their clearing broker dealers provide that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker dealer's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions when necessary.

Note H –
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform (SEC) Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2006, the Company had net capital of $340,193, which was $240,193 in excess of its required net capital of $100,000. The Company's required net capital increased from $50,000 to $100,000 during 2006. The Company's net capital ratio was 12 to 1.

Notes to Financial Statements
December 31, 2006

Note I -
Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amount reported in the statement of financial position for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Receivables

The fair value of receivables due from brokers, dealers and clearing organizations and from draws on broker commissions and advances is not determinable since these financial instruments are not readily marketable. Management maintains an allowance for doubtful receivables relating to these receivables, when needed.

Secured Demand Notes

The fair value of secured demand notes is not determinable since these financial instruments are not readily marketable.

Payables: Brokers, dealers and clearing organizations

The fair value of the payables: brokers, dealers and clearing organizations is not determinable since these financial instruments are not readily marketable.

Accounts Payable and Accrued Liabilities

The fair value of the accounts payable and accrued liabilities is not determinable since these financial instruments are not readily marketable.

Obligation under capital lease

The carrying amount reported in the statement of financial condition for obligation under capital lease approximates its fair value because the interest rates on these instruments approximates interest rates charged on borrowings with similar risk.

Additional Information

Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net Capital	
Total stockholders' equity qualified for net capital	$ 1,605,758
Additions	
Subordinated liabilities allowable in computations of net capital	-
Total capital and allowable subordinated borrowings	1,605,758
Deductions for non-allowable assets	
Receivables - over 30 days	4,867
Securities - not readily marketable	1,045,166
Furniture, equipment, and leasehold improvements, net	123,223
Other assets	26,075
Net capital before haircuts on securities positions (tentative net capital)	406,427
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	
Other securities	(39,637)
Undue concentration	(26,597)
Total	**$ 340,193**

Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts Payable, Accrued Expenses, Short-Term Debt and Unsecured Debt	$ 41,787
Other Unrecorded Amounts	-
	$ 41,787

Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	**$ 100,000**
Excess Net Capital	**$ 240,193**
Ratio: Aggregate Indebtedness to Net Capital	**12 to 1**

Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (CONTINUED)

December 31, 2006

Reconciliation with Company's Computation

(included in Part II of Form 17a-5(a) as of December 31, 2006)

Net Capital, as Reported in Company's Part II (Unaudited Revised FOCUS Report Filed January 24, 2007)	$ 342,160
Net audit adjustments, if any	(1,967)
Net Capital Per Above	**$ 340,193**

Supplemental Schedule of Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).



Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation

www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX

2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735   P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

In planning and performing our audit of the financial statements of ***Berry-Shino Securities, Inc.*** (the Company) for the year ended December 31, 2006, on which we issued our report dated February 28, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian R. Lee, CPA, P.C.

Tempe, Arizona
February 28, 2007

END